FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Cusac Gold Mines Ltd. (File #0-000000)
(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2
(Address of principal executive offices)

Attachments:

1. News Release dated October 1, 2007
2. News Release dated October 30, 2007

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.
(Registrant)
Date: November 9, 2007
By:	“David H. Brett”
David H. Brett
Its:	President & CEO

1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

Strong Water Flows Halt East Bain Decline

For Immediate Release. Vancouver, BC, October 1, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, hereinafter "Cusac" or the “Company”), reports that the Company has encountered extreme water flows from a fault intersected in the East Bain decline at its Table Mountain Gold Mine in Northern BC and has decided to stop the development project for the winter. With the onset of winter bringing substantial additional logistical challenges, management believes it prudent to target a resumption of the East Bain project in the spring of 2008. In the meantime, the Company will focus its efforts on advancing the 1.04 million ounce inferred resource at the Taurus Deposit.

“Cusac’s mining crews and managers have made tremendous progress towards gold production at East Bain,” said Cusac CEO David H. Brett. “While this disruption is disappointing, I’m proud of our team’s accomplishments and look forward to resuming East Bain operations in the spring and advancing the Taurus Deposit.”

The face of the East Bain decline is currently 461 meters from surface and remains 150 meters from intersecting the East Bain Vein. The decline utilizes 233 meters of the pre-existing West Bain decline. 205 meters of the West Bain decline had to be widened to the required 2.7 X 4.3 meter dimensions to accommodate Cusac’s 13 ton underground trucks. Part of the West Bain decline experienced poor ground conditions that required Cusac to bypass the area with an additional 78 meters of decline not included in the original mine plan. After the bypass, the decline was extended a total of 228 meters to its present location. Air, electrical and other services installed in the decline will remain in place pending resumption of work.

A number of infrastructure upgrades were undertaken during the East Bain project which commenced in May of 2007 which will enable a rapid re-start of operations. The original 7 KM power line to the West Bain was fully restored enabling electrical services to the workings from the main powerhouse in the mill building. Mine electrical controls, shops, and water supply were placed at the portal. Mine ventilation, communications, fuel storage, and an electric compressor were installed. The central mechanical shop was moved to another shop building at the Cusac Portal, 1 km away from the East Bain portal,for quick response to mine needs. The 8km of haulage road from the East Bain to the Mill was improved with new drainage ditching and other refurbishments.

Significant ongoing upgrades to Cusac’s 300 ton per day mill have been accomplished as the East Bain project was progressing. The failing truck ramp access to the course ore bin was removed and replaced. The straightening of the ore bin tower that had been leaning will be completed within one week. The ore bin tower had been putting pressure on the conveyor system that provides ore to the primary crusher, preventing its operation.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the 175 square KM Cassiar Gold Property in northern British Columbia. The Cassiar Gold Property comprises the Table Mountain Gold Mine, a high-

grade mine with a 300 ton per day mill and supporting infrastructure, the Taurus Deposit, an advanced stage bulk tonnage exploration project hosting an inferred resource of 1.04 million ounces of gold, and the Taurus II project, and early stage gold exploration area with potential for both bulk tonnage and high-grade deposits. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email:	info@cusac.com
Web:	www.cusac.com

David H. Brett, MBA
President & CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

1600 - 409 Granville St.
Vancouver, B.C. V6C 1T2

Taurus, Taurus II, Table Mountain Mine Update
New Taurus II and East Bain Decline Assays

For Immediate Release. Vancouver, BC, October 29, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, hereinafter "Cusac" or the “Company”), provides the following update on the Cassiar Gold Property and other corporate matters.

Taurus Deposit

During the year Cusac completed 1,639 meters of drilling at Taurus and re-logged and sampled 1,850 meters of unsampled historic drill core. This work has allowed company geologists to embark on a re-interpretation of the geology of the deposit. Significant drill intercepts were encountered that confirmed broad zones of low-grade gold mineralization containing higher grade sections within the Taurus deposit. A total of 171 HQ core samples weighing a total of 530 lbs have been sent to Process Research Laboratories in Richmond BC for metallurgical analysis to determine gold recovery rates under a variety of extraction methods, including gravity, floatation, and cyanidation.

Once all the assay data is available, the Company will proceed to generate a new resource calculation of the Taurus Deposit to determine if the new drilling improves the grade and resource confidence level of the deposit. Additionally, the Company believes that the Taurus Deposit may be amenable to selective mining, whereby waste rock within the pit can be removed in the stripping process, resulting in a higher grade mill feed. In other words, the Taurus 1.04 million ounce gold resource may be contained in fewer tons at a higher grade minable with a higher strip ratio. The new resource calculation will give consideration to this possibility.

Table Mountain Gold Mine

Winterization of the Table Mountain Gold Mine was successfully completed to ensure a smooth resumption of development and mining activities in the spring of 2008. At that time, management has determined that larger scale pumping equipment and other measures will enable the Company to handle the volumes of water encountered in the East Bain Decline earlier this year.

As earlier reported, a number of small quartz veins were encountered in the East Bain Vein containing visible gold. Assays received from these veins confirm the visual observations, with grades of 1.56 ounces per ton over 0.2 meters and 1.42 ounces per ton over 0.2 meters in two of these quartz stringers. Although the veins are not of minable width, they certainly are a good indicator of pathways for gold bearing fluids and they may lead to possible new vein systems in the area.

Taurus II

The Company reports the balance of assay results from the Oro Vein system within the Taurus II Project area, located 2 KM south of the Taurus Project. The results are shown in the table below. Hole 07ORO-04 was collared 130 meters to the west and 07ORO-05 was collared 220 meters to the west of the previously discovered gold mineralization in the ORO vein. Hole 07ORO-04 was drilled to 188.7m depth and hole 07ORO-05 was drilled to 270.4 meters depth. Both drill holes intersected numerous zones of altered volcanic rock with quartz stringers directly along the strike of the ORO vein to the east, and the Blue Zone to the west. The style of mineralization seen in these two drill holes and the previously discovered Blue Zone is more indicative of the Taurus mineralization - wider zones of mineralized altered volcanic rock with numerous quartz stringers throughout returning multiple gram gold assays.

It is a distinct possibility that these gold bearing systems in the Taurus II area (south of the main Taurus Deposit) are hybrid gold bearing systems with larger high grade veins splaying out along strike into wider lower grade disseminated gold bearing systems. This model would put together the ORO vein and the Blue Zone as one system with a 1.5 km strike length of mineralization. Further infill drilling to test the gap between the ORO vein and the Blue zone is planned for the 2008 Exploration program.

Hole		From	To	Au g/T	m core
07ORO-04		157.28	167.50	1.07	10.22
07ORO-04	incl	158.30	166.90	1.19	8.60

07ORO-05		231.90	252.25	0.51	20.35

07ORO-05	incl	242.05	246.80	1.11	4.75

11% Secured Convertible Debentures

The Company has mailed a notice of meeting and proxy to the 28 holders of 788 Convertible Debentures (at $3,750 per Debenture and convertible into common shares of the Company at $0.305 per share at the option of the holder) representing a total principle amount of $2,955,000 seeking and extension of the maturity date from November 30, 2007 to November 30, 2008, a six month deferment of interest due at November 30, 2007, and an increase in the rate of interest to 14%. The meeting is scheduled for November 28, 2007.

George Sanders, MSc, PGeo, is the qualified person under National Instrument 43-101 for the technical portion of this news release.

About Cusac

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the 175 square KM Cassiar Gold Property in northern British Columbia. The Cassiar Gold Property comprises the Table Mountain Gold Mine, a high-grade mine with a 300 ton per day mill and supporting infrastructure, the Taurus Deposit, an advanced stage bulk tonnage exploration project hosting an inferred resource of 1.04 million ounces of gold, and the Taurus II project, and early stage gold exploration area with potential for both bulk tonnage and high-grade deposits. Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD.
PER:

For Further Information Call: 1-800-670-6570 (Canada)
Or 1-800-665-5101 (USA)
Email:	info@cusac.com
Web:	www.cusac.com

David H. Brett, MBA
President & CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.